UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT EVENT

BBVA´s Board of Directors, at the meeting held on 2nd February 2016, has resolved to call the Annual General Meeting of Shareholders to be held in Bilbao, at Palacio Euskalduna, calle Abandoibarra number 4 on 10th March 2016, at 12:00 at first summons, and in the same place and at the same time on 11th March 2016 at second summons. It will have the agenda attached.

More information as regards Annual General Meeting is included in the press release attached.

Madrid, 3rd February 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 3 , 2016	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez
	Title:	Authorized Representative